August 5, 2019

Max Chin Li
President and Director
Saddle Ranch Media, Inc.
5020 Campus Drive
Newport Beach, California 92660

       Re: Saddle Ranch Media, Inc.
           Offering Statement on Form 1-A
           Filed July 9, 2019
           File No. 024-11035

Dear Mr. Li:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A Filed on July 9, 2019

Cover Page

1. Please tell us whether your previous offering that was qualified in February 2019 is still open. If it has been completed or terminated, you should file an exit report on Form 1-Z pursuant to Rule 257.
Liquidity and Capital Resources, page 25

2. Expand your disclosure to discuss the source of your revenues for the three months ended
      March 31, 2019.
 Max Chin Li
FirstName LastNameMax Chin Li
Saddle Ranch Media, Inc.
Comapany2019
August 5, NameSaddle Ranch Media, Inc.
Page 2
August 5, 2019 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Plan of Operations, page 26

3. We note your plans for the next 12 months to set up operation for retail business in the
         United States. Clarify who your retail customers are expected to be.
4. We note that $100,000 is being allocated from the maximum amount of proceeds in this offering for product development. Clarify how much you anticipate will be necessary for you to commence operations.
Principal Stockholders, page 40

5. We note your statement on page 11 that the directors, officers and affiliates of the company beneficially own a majority of your outstanding common stock voting rights and have effective voting control over the company; however, this management does not own a majority of the common stock according to your beneficial ownership table. Please revise your disclosure to make clear that management possesses voting control due to their preferred stock beneficial ownership. We note that officers and directors currently own less than 18% of common shares. Please clarify the statement in the footnote to the preferred stock table that the Series B Preferred Stock has the right to vote 80% of the votes on any matter requiring the vote of shareholders. We also note in this regard that each share of Series B Preferred has ten votes.
Subsequent Events, page F-9

6. You state here that under the prior Form 1-A your common shares were originally priced at $0.0001, although the qualified offering circular disclosed the price as $0.0003. Please advise.
        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Max Chin Li
Saddle Ranch Media, Inc.
August 5, 2019
Page 3



        You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Robert S.
Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas,
Attorney-Adviser, at (202) 551-3436 or Larry Spirgel, Assistant Director, at
(202) 551-3810 with
any other questions.



                                                           Sincerely,
FirstName LastNameMax Chin Li
                                                           Division of
Corporation Finance
Comapany NameSaddle Ranch Media, Inc.
                                                           Office of
Telecommunications
August 5, 2019 Page 3
cc:       John E. Lux, Esq.
FirstName LastName